
September 3, 2009

By Facsimile and U.S. Mail

Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
6073 Hwy 281 South
Mineral Wells, TX 76067

> **Re: American Energy Production, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 6, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 20, 2009**
> **Form 8-K Filed August 12, 2009**
> **File No. 0-50436**

Dear Mr. Bitters:

    We have reviewed your Form 10-K for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Description of Business

Natural Gas and Oil Reserves, page 6

1.   We note that your proved undeveloped reserves comprise a large majority of you total proved reserves. Please clarify the timeframe in which you expect to develop the proved undeveloped reserves and tell us your plan to fund the related activities. Please quantify your proved undeveloped reserve volumes whose development you have delayed beyond five years and clarify why you believe that such volumes comprise proved reserves.

Item 6. Selected Financial Data, page 24

2.   Please clarify why you have not provided your selected financial data for each of the last five fiscal years as required by Item 301 of Regulation S-K. Note that we believe that if a smaller reporting company chooses to respond to an item that does not call for a response from smaller reporting companies, you should fully comply with the item requirements.

Item 9A. Controls and Procedures, page 32

3.   We note your disclosure that you concluded that there is a material weakness in your internal control over financial reporting. Please clarify and disclose, if true, that your internal control over financial reporting was not effective.

Report of Independent Registered Public Accounting Firm, page F-2

4.   We note your financial statements were audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf.

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your future filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year. In your response to this comment, please advise us as to how you intend to address any re-audit requirements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Due to Related Parties, page 9

5. We note that in the six months ended June 30, 2009, you have recorded $260,000 from the forgiveness of accrued payroll for the President of Oil America Group, Inc., $66,849 for the write off of payroll taxes and penalties from a predecessor company determined to not be payable by the Company, and $298,685 for the forgiveness of a portion of accrued interest on the conversion of a note payable and accrued interest. Note that forgiveness of principal or accrued interest on loans between related parties and gains from extinguishment of such debt should be treated as capital transactions. Please clarify if the amounts forgiven were owed to related parties who are members of management or principal owners.

Note 9. Stockholders'Equity, page 10

6. We note that you have converted various debt obligation to equity and have 38,900,977 shares classified as issuable at June 30, 2009. These represent 23,350,677 from the conversion of debt, 10,500,000 from the conversion of preferred stock, 5,000,000 from the sale of Stock and 50,000 from the issuance of Stock for oil and gas equipment. Please clarify if you expect to record the difference between the reacquisition price and the net carrying amount of the extinguished debt in the statements of operations as contemplated by paragraph 20 of APB 26. If you do not believe that some or all of these conversions are within the scope of APB 26, please cite the appropriate accounting literature.

Form 8-K Filed August 12, 2009

7. Please amend Item 4.01 of your Form 8-K to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

    If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form 8-K please disclose this fact in the Form 8-K. Once you explain Moore's registration revocation in an amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K. Any amendment to Form 8-K should be filed within four business days of receipt of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Reserve Quantity Information, page F-21

8.   Please tell us and disclose the facts and circumstances regarding the revision of previous estimates totaling 39.036 BCF of natural gas during the year ended December 31, 2008

9.   Please submit to us the petroleum engineering report – in hard copy and electronic format - you used as the basis for your 2008 proved reserve disclosures. Please ensure that the report includes:

   a) Conventional one-line recaps for each well with separate proved developed and proved undeveloped reserve figures as well as the associated net income and present worth figures;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
   c) Individual income forecasts for each well/undeveloped location; and
   d) Narratives and engineering exhibits (e.g. performance plots, volumetric calculations, analogy well performance) for the 2008 reserve revisions.

You may contact us for assistance in this or any other matter.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief